Exhibit 99.1

Neptune Confirms its Name Change to Neptune Wellness Solutions Inc.

LAVAL, QC, Sept. 19, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) announces that its shareholders have approved at the Annual Meeting of Shareholders held on August 15, 2018, the change of the Company's legal name to Neptune Wellness Solutions Inc / Neptune Solutions Bien-Être Inc., in order to better reflect the Company's products and business. The name change will be effective upon opening of the markets on September 21, 2018. The Company's common shares will keep trading under the same ticker symbol "NEPT" on NASDAQ and TSX.

About Neptune Technologies & Bioressources Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets.

The Company's head office is located in Laval, Quebec.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Technologies & Bioresources inc.

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%CIK: 0001401395

For further information: Mario Paradis, VP & CFO, Neptune, 1.450.687.2262, x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening, LHA, IR, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 07:30e 19-SEP-18